EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G and any further amendments thereto need to be filed with respect to the beneficial ownership by each of the undersigned of Class A ADSs of Polestar Automotive Holding UK PLC, and further agree that this Joint Filing Agreement be included as an exhibit to the Schedule 13G provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of May [15], 2026

	Sumitomo Mitsui Banking Corporation

		Signature:	/s/ [Hideyuki Omokawa]
		Name/Title:	[Hideyuki Omokawa, Managing Executive Officer]
		Date:	May [15], 2026

	Sumitomo Mitsui Financial Group, Inc.

	Signature:	**/s/ [Hideyuki Omokawa]**
	Name/Title:	**[Hideyuki Omokawa, Managing Executive Officer]**
	Date:	**May [15], 2026**